Exhibit 99.1
Telesat Achieves Strong Growth
In Third Quarter and First Nine Months of 2009
OTTAWA, CANADA, November 9, 2009 — Telesat Holdings Inc. (Telesat) today announced its unaudited financial results for the three and nine month periods ended September 30, 2009. Unless otherwise stated herein, all amounts are in Canadian dollars.
For the three month period ended September 30, 2009, Telesat reported consolidated revenues of $187 million, an increase of approximately 9% ($15 million) compared to the same period in 2008. The increased revenue was primarily the result of the commencement of service on Nimiq 4 and Telstar 11N as well as the impact of the stronger U.S. dollar on the conversion of our U.S. dollar denominated revenues into Canadian dollars, partially offset by the sale of Telesat’s interest in Telstar 10. Adjusted EBITDA1 for the third quarter was $129 million, an increase of $19 million (18%) compared to the same quarter last year. Adjusted EBITDA margin was 69% for the quarter, compared to 64% for the same period in 2008. Telesat reported net income for the three months ended September 30, 2009 of $203 million. The gain on the sale of Telesat’s interest in Telstar 10 was $35 million. The impact on net income of a non-cash foreign exchange gain related to Telesat’s U.S. dollar denominated debt, partially offset by non-cash losses on financial instruments, was $178 million.
For the nine month period ended September 30, 2009, consolidated revenues were $592 million. Adjusted EBITDA for the first nine months of 2009 was $416 million and the Adjusted EBITDA margin was 70%. Net income was $351 million. Revenues, Adjusted EBITDA, and net income increased by $88 million, $103 million, and $502 million respectively compared to the same period in 2008.
Dan Goldberg, Telesat’s President and CEO, commented: “I’m very pleased with Telesat’s strong financial and operating performance in the third quarter and first nine months of this year. We continue to achieve meaningful growth in revenue, Adjusted EBITDA and improvements to our Adjusted EBITDA margin compared to the same periods last year. With the recent entry into service of Nimiq 5, Telstar 14R under construction, and a recently announced new satellite, Nimiq 6, planned for Bell TV, Telesat remains well positioned for the balance of this year and beyond.”

Business Highlights
•	At September 30, 2009:
•	Telesat had contracted backlog for future services of approximately $4.8 billion.
•	Fleet utilization was 84% for Telesat’s North American fleet, and 72% for Telesat’s international fleet. In the third quarter, Telesat sold its interest in Telstar 10, which reduced utilization in the international fleet.
•	On September 18, 2009, Telesat announced the successful launch of its Nimiq 5 satellite. Nimiq 5 entered commercial service at the 72.7 degrees West orbital location on October 10, 2009. Telesat also announced that EchoStar Corporation, which had previously contracted for half the capacity of Nimiq 5, has committed to use all of the Nimiq 5 capacity for the 15-year manufacturer’s design life of the satellite.
•	On September 17, 2009, Telesat announced that Bell TV, the leading provider of direct-to-home services in Canada, has agreed to utilize a new Telesat direct broadcast satellite, Nimiq 6, which is planned to commence construction in the first quarter of 2010. Telesat is now in the process of procuring Nimiq 6 and expects to reflect the anticipated revenues from this new satellite in its contractual backlog once the agreement with the satellite manufacturer is completed.
•	In July 2009, Telesat announced its decision to procure the Telstar 14R/Estrela do Sul 2 replacement satellite which is expected to be operational in the 63 degrees West orbital location in the second half of 2011.
•	On July 9, 2009, Telesat sold its interest in the Telstar 10 satellite and transferred certain related customer contracts to the satellite’s owner in exchange for a total price of approximately US$69 million. Previously reported discussions regarding the potential sale of Telesat’s interests in another one of its international satellites and related assets have terminated.
•	As of September 30, 2009, our estimate of the expected end-of-commercial-service life for our Anik F1 satellite was 2016, as compared to our previous estimate, which was 2013.
All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-GAAP financial measures, as described in the End Notes section of this release. For information reconciling non-GAAP financial measures to the most comparable GAAP financial measures, please see the consolidated financial information below.

Telesat will post its unaudited Quarterly Report for the three and nine month periods ended September 30, 2009 on its website at www.telesat.com under the tab “Media Room” in the “Investor Relations” section. This information will also be furnished within the next week to the U.S. Securities and Exchange Commission by Telesat Canada on Form 6-K and may be accessed at the SEC’s website at www.sec.gov.
Conference Call
Telesat has scheduled a conference call for Monday, November 9, 2009 at 10:30 a.m. EST to discuss its financial results for the three and nine month periods ended September 30, 2009 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.
Dial-in Instructions:
The toll-free dial-in number for the teleconference is +1 (877) 240-9772. Callers outside of North America should dial +1 (416) 340-8527. The access code is 4032467. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.
Dial-in Audio Replay:
A replay of the teleconference will be available beginning at 1:00 p.m. EST November 9, 2009, until 11:59 p.m. EST on November 23, 2009. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (416) 695-5800. The access code is 5486854 followed by the number sign (#).

Forward-Looking Statements Safe Harbour
This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “scheduled for”, “planned”, “will”, or “expected” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s final prospectus filed with the United States Securities and Exchange Commission (SEC) on June 29, 2009 as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exclusive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)
Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat is the fourth largest fixed satellite services operator. The company provides reliable and secure satellite-delivered communications solutions to broadcast, telecom, corporate and government customers. Telesat has a global state-of-the-art fleet comprised of 12 in-orbit satellites, has 1 more satellite presently under construction, and manages the operations of 13 additional satellites for third parties. Telesat is privately held. Its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).
For further information:
Vanessa Brûlé, Telesat, +1 613 748-8700 ext. 2407 (vbrule@telesat.com)

Telesat Holdings Inc.
Consolidated Statements of Earnings (Loss)

FOR THE PERIOD ENDED SEPTEMBER 30	Three Months		Nine Months
(in thousands of Canadian dollars) (unaudited)	2009	2008	2009	2008
Operating revenues
Service revenues	181,984	166,660	578,228	483,741
Equipment sales revenues	4,994	5,540	13,982	20,656

Operating revenues	186,978	172,200	592,210	504,397

Amortization	58,526	57,371	183,399	173,433
Operations and administration	55,609	57,684	173,107	176,736
Cost of equipment sales	3,734	4,575	12,150	16,490

Total operating expenses	117,869	119,630	368,656	366,659

Earnings from operations	69,109	52,570	223,554	137,738
Interest expense	67,134	64,083	204,933	185,120
Other expense (income)	(211,544)	55,712	(360,505)	107,527

Earnings (loss) before income taxes	213,519	(67,225)	379,126	(154,909)
Income tax expense	10,095	(5,121)	27,742	(3,801)

Net earnings (loss) applicable to common shares	203,424	(62,104)	351,384	(151,108)

Telesat Holdings Inc.
Consolidated Balance Sheets

	September 30,	December 31,
(in thousands of Canadian dollars) (unaudited)	2009	2008
Assets
Current assets
Cash and cash equivalents	116,509	98,539
Accounts receivable	60,182	61,933
Current future tax asset	1,877	2,581
Other current assets	29,110	49,187

Total current assets	207,678	212,240
Satellites, property and other equipment, net	1,930,862	1,883,576
Other long-term assets	40,267	42,303
Intangible assets, net	532,379	582,035
Goodwill	2,446,603	2,446,603

Total assets	5,157,789	5,166,757

Liabilities
Current liabilities
Accounts payable and accrued liabilities	62,676	44,455
Other current liabilities	141,974	142,432
Debt due within one year	21,583	23,272

Total current liabilities	226,233	210,159
Debt financing	3,065,723	3,513,223
Future tax liability	295,406	266,372
Other long-term liabilities	601,640	566,136
Senior preferred shares	141,435	141,435

Total liabilities	4,330,437	4,697,325

Shareholders’ equity
Common shares (74,252,460 common shares issued and outstanding)	756,414	756,414
Preferred shares	541,764	541,764

	1,298,178	1,298,178

Accumulated deficit	(475,068)	(826,452)
Accumulated other comprehensive loss	(5,762)	(7,742)

	(480,830)	(834,194)

Contributed surplus	10,004	5,448

Total shareholders’ equity	827,352	469,432

Total liabilities and shareholders’ equity	5,157,789	5,166,757

Telesat Holdings Inc.
Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED SEPTEMBER 30	Three Months		Nine Months
(in thousands of Canadian dollars) (unaudited)	2009	2008	2009	2008
Cash flows from operating activities
Net earnings (loss)	203,424	(62,104)	351,384	(151,108)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:

Amortization	58,526	57,371	183,399	173,433
Future income taxes	10,525	(6,356)	30,970	(9,170)
Unrealized foreign exchange loss (gain)	(281,429)	136,542	(467,209)	211,355
Unrealized loss (gain) on derivatives	88,532	(79,514)	131,567	(119,728)
Dividends on preferred shares	3,216	2,475	10,141	7,380
Stock-based compensation expense	1,488	—	4,556	—
Gain (loss) on disposal of assets	(36,380)	3,425	(34,658)	695
Other	5,660	(10,206)	(10,716)	(30,675)
Customer prepayments on future satellite services	1,039	2,809	4,348	23,180
Operating assets and liabilities	29,057	43,753	6,937	31,102

	83,658	88,195	210,719	136,464

Cash flows (used in) from investing activities
Satellite programs	(97,734)	(85,138)	(218,915)	(206,885)
Property additions	(1,766)	(2,720)	(4,798)	(6,423)
Insurance proceeds	—	—	—	4,006
Proceeds on disposals of assets	70,769	24	71,294	4,632

	(28,731)	(87,834)	(152,419)	(204,670)

Cash flows from (used in) financing activities
Debt financing and bank loans	—	50,924	23,880	183,482
Repayment of bank loans and debt financing	(7,880)	(5,787)	(46,341)	(76,599)
Capital lease payments	(10,302)	(22,464)	(13,816)	(27,905)
Satellite performance incentive payments	(1,353)	(977)	(4,340)	(2,829)

	(19,535)	21,696	(40,617)	76,149

Effect of changes in exchange rates on cash and cash equivalents	321	781	287	1,659
Increase (decrease) in cash and cash equivalents	35,713	22,838	17,970	9,602

Cash and cash equivalents, beginning of period	80,796	28,967	98,539	42,203

Cash and cash equivalents, end of period	116,509	51,805	116,509	51,805

Supplemental disclosure of cash flow information
Interest paid	41,594	45,538	206,750	200,477
Income taxes paid	1,823	245	5,818	1,077

	43,417	45,783	212,568	201,554

The following table reconciles our Net earnings (loss) applicable to common shareholders to our Adjusted EBITDA1 and presents our Adjusted EBITDA margin1:

FOR THE PERIOD ENDED SEPTEMBER 30	Three Months		Nine Months
(in millions of Canadian dollars) (unaudited)	2009	2008	2009	2008

Net earnings (loss) applicable to common shares	203.4	(62.1)	351.4	(151.1)
Income Tax Expense	10.1	(5.1)	27.7	(3.8)
Other expense (income)	(211.5)	55.7	(360.5)	107.5
Interest Expense	67.1	64.1	204.9	185.1
Amortization	58.5	57.4	183.4	173.4
Restructuring charges	0.3	0.1	4.2	1.8
Non cash expense related to stock compensation	1.5	—	4.6	—

Adjusted EBITDA	129.4	110.1	415.7	312.9

Operating Revenues	187.0	172.2	592.2	504.4

Adjusted EBITDA Margin	69%	64%	70%	62%
End Notes

[1]	The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, we use revenues and deduct certain operating expenses (including making adjustments to operating expenses for stock based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to operating revenues) as measures of our operating performance.

Adjusted EBITDA allows us and investors to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, and certain other expenses. Financial results of competitors in our industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists us and investors to compare operating results exclusive of these items. Competitors in our industry have significantly different capital structures. The use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe the use of Adjusted EBITDA and Adjusted EBITDA margin along with GAAP financial measures enhances the understanding of our operating results and is useful to us and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with GAAP financial measures and is not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income as an indicator of our operating performance.